UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16 under the Securities Exchange Act of 1934

For the month of April 2020

Commission File Number: 001-35135

Sequans Communications S.A.
(Translation of Registrant’s name into English)

15-55 boulevard Charles de Gaulle
92700 Colombes, France
Telephone : +33 1 70 72 16 00
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F ☑ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): Yes ☐ No☑
Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): Yes ☐ No☑
Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

The information in this report, furnished on Form 6-K, shall be incorporated by reference into each of the following Registration Statements under the Securities Act of 1933, as amended, of the registrant: Form S-8 (File Nos. 333-177919, 333-180487, 333-187611, 333-194903, 333-203539, 333-211011, 333-214444, 333-215911, 333-219430, 333-233473 and 333-226458) and Form F-3 (File No. 333-221919).

Shareholder Loan Agreement
On April 2, 2020, Sequans Communications S.A. (the “Company”) entered into a Shareholder Loan Agreement (the “Loan Agreement”) with Bpifrance Participations, as lender, providing for an unsecured shareholder loan (the “Loan”) in an aggregate principal amount of $2.2 million. The Loan shall accrue interest at 4.0% per annum. Outstanding principal and all accrued and unpaid interest under the Loan shall, if not repaid in full before that date, become due on December 31, 2020 (the “Maturity Date”) unless the Maturity Date is extended by Bpifrance Participations, at its sole discretion, to a date which shall be no later than June 30, 2021 (in which case, “Maturity Date” will be deemed to be such later date).
If the Company consummates an issuance of American Depositary Shares, each representing four ordinary shares, nominal value €0.02 per share (the “ADSs”), on or before the Maturity Date the Loan shall, in the case of an offering of $15.0 million, and may in Bpifrance Participations’ discretion, in the case of an offering of less than $15.0 million, be satisfied by the issuance of ADSs to Bpifrance Participations in such offering based on the subscription price per ADS in such offering. In the event that the Loan has not been repaid in full on or prior to the Maturity Date and its outstanding principal amount then equals no less than $1.0 million, the outstanding balance of the Loan shall be converted into a convertible note (the “Note”), the terms of which are set forth in the Form of Convertible Note Agreement and the Form of Convertible Note, each included in the Loan Agreement. The initial conversion rate for the Note, if issued, shall be 120% of the 20-trading day volume weighted average price of ADSs on the New York Stock Exchange immediately preceding the Maturity Date or, as the case may be, delivery by Bpifrance Participations of a conversion notice with respect to the conversion of the Loan into the Note. The Note would have a maturity date of April 30, 2024, and interest would accrue at the rate of 7% per year, paid in kind.
The above description is qualified in its entirety by the terms of the Loan, including customary registration rights and the terms set forth in the Form of Convertible Note Agreement and Form of Convertible Note, which is filed as Exhibit 4.1 to this Form 6-K, which is incorporated herein by reference.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SEQUANS COMMUNICATIONS S.A. (Registrant)
Date: April 3, 2020	By:	/s/ Deborah Choate
Deborah Choate
Chief Financial Officer